UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMERISOURCEBERGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Marco Pagni

Executive Vice President, Global Chief Administrative Officer and General Counsel

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Alan L. Dye, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.15%*
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 225,424,994 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on March 18, 2016), reflecting the number of shares of Common Stock outstanding as of March 16, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise of Warrant 1.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Pharmacy Strategies, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Bond Drug Company of Illinois, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Eastern Co., Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Arizona Drug Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Hastings Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.15%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 225,424,994 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on March 18, 2016), reflecting the number of shares of Common Stock outstanding as of March 16, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise of Warrant 1.

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.15%*
14	Type of Reporting Person (See Instructions) HC, CO

*	This calculation is based on 225,424,994 shares of Common Stock outstanding (as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on March 18, 2016), reflecting the number of shares of Common Stock outstanding as of March 16, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock upon the exercise of Warrant 1.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of AmerisourceBergen Corporation, a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015 and Amendment No. 2 thereto filed on January 25, 2016. Terms used but not defined in this Amendment No. 3 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

This Amendment No. 3 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company (“WBA Holdings”) (f/k/a WAB Holdings LLC); (ii) Walgreens Pharmacy Strategies, LLC, an Illinois limited liability company (“WPS”); (iii) Bond Drug Company of Illinois, LLC, an Illinois limited liability company (“Bond Drug”); (iv) Walgreen Eastern Co., Inc., a New York corporation (“WEC”); (v) Walgreen Arizona Drug Co., an Arizona corporation (“WADC”); (vi) Walgreen Hastings Co., a Nebraska corporation (“WHC”); (vii) Walgreen Co., an Illinois corporation (“Walgreen”); (viii) WBA Investments, Inc., a Delaware corporation (“WBA Investments”); and (ix) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA”). WBA Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen, WBA Investments and WBA are collectively referred to as the “Reporting Persons.”

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the outstanding shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D (including shares received upon the exercise in full of Warrant 1) are held by WBA Holdings. In addition, WBA Holdings is the holder of Warrant 2 (as defined in the Schedule 13D) as of the filing of this Amendment No. 3. WBA Holdings is a direct wholly-owned subsidiary of WBA Investments. WBA Investments is a direct wholly-owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

In connection with the completion of an internal reorganization of certain wholly-owned subsidiaries of WBA (the “internal reorganization”) subsequent to the filing of Amendment No. 2, all of the outstanding ownership interests of WBA Holdings were distributed up from WPS, an indirect wholly-owned subsidiary of WBA, to WBA, and WBA contributed such ownership interests to WBA Investments, a direct wholly-owned subsidiary of WBA. As a result of the completion of the internal reorganization, each of WPS, Bond Drug, WEC, WADC, WHC and Walgreen do not beneficially own any of the shares of Common Stock or Warrants held by WBA Holdings as of the filing of this Amendment No. 3 and, accordingly, will not be Reporting Persons in future amendments to this Schedule 13D. WPS is a direct wholly-owned subsidiary of Bond Drug. Bond Drug is a direct wholly-owned subsidiary of WEC. WEC is a direct wholly-owned subsidiary of WADC. WADC is a direct wholly-owned subsidiary of WHC. WHC is a direct wholly-owned subsidiary of Walgreen. Walgreen is a direct wholly-owned subsidiary of WBA.

The principal business office of each of the Reporting Persons is: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

On March 18, 2016, WBA Holdings exercised Warrant 1 in full, resulting in the acquisition from the Issuer of 22,696,912 shares of Common Stock for an aggregate exercise price of approximately $1,168,891,000. Such shares of Common Stock were acquired with cash contributed to WBA Holdings by WBA, on behalf of WBA Investments. Such funds were available from cash on WBA’s balance sheet.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On March 18, 2016, WBA Holdings exercised Warrant 1 in full, resulting in the acquisition from the Issuer of 22,696,912 shares of Common Stock for an aggregate exercise price of approximately $1,168,891,000. The shares of Common Stock reported by WBA Holdings, WBA Investments and WBA in this Schedule 13D are held by WBA Holdings and are comprised of Initial Open Market Shares as defined in the Framework Agreement and the shares issued upon the exercise of Warrant 1. WBA Holdings is also the holder of Warrant 2.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), WBA Holdings would be permitted to increase its ownership level up to 25% of the outstanding shares of Common Stock prior to May 1, 2018 without making a further filing under the HSR Act. However, no decisions have been made regarding future transactions, if any, or their timing. Those determinations will depend upon various factors described in the original Schedule 13D, including market conditions and other factors.

Upon the completion of the Second Step Transaction on December 31, 2014 and related holding company reorganization, each of Walgreen and Alliance Boots GmbH became a wholly-owned subsidiary of WBA. In addition, the LLC Agreement of WBA Holdings was amended and restated in March 2016 to reflect customary arrangements for a wholly-owned subsidiary of WBA. Accordingly, the caption “The Transaction Rights Agreement and WAB Holdings LLC Agreement” and the disclosure in the first seven paragraphs thereunder (primarily relating to matters applicable or relevant only if the Second Step Transaction was not completed) in the original Schedule 13D are hereby deleted.

Ms. Ornella Barra, Executive Vice President, President and Chief Executive, Global Wholesale and International Retail of WBA, was appointed to, and serves as, a member of the Issuer’s Board of Directors pursuant to the Initial Designation Right. Ms. Barra succeeded Gregory D. Wasson, the former President and Chief Executive of Walgreen, as the designee pursuant to the Initial Designation Right following Mr. Wasson’s retirement from Walgreen in January 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

(a) and (b). The ownership percentages set forth below are based on 225,424,994 shares of Common Stock outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on March 18, 2016, reflecting the number of shares of Common Stock outstanding as of March 16, 2016 adjusted to give effect to the issuance of 22,696,912 shares of Common Stock issued upon the exercise of Warrant 1. WBA Holdings may be deemed to beneficially own 34,157,955 shares of Common Stock, representing approximately 15.15% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 3.

By virtue of relationships reported in Item 2, each of WBA Investments and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 34,157,955 shares of Common Stock held by WBA Holdings, representing approximately 15.15% of the total number of shares of Common Stock outstanding, as of the filing of this Amendment No. 3.

As a result of the completion of the internal reorganization, each of WPS, Bond Drug, WEC, WADC, WHC and Walgreen no longer beneficially own any shares of Common Stock of the Issuer as of the filing of this Amendment No. 3.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c), (d) and (e). The information set forth in the third paragraph of Item 2 of this Amendment No. 3 is incorporated herein by reference. On March 18, 2016, WBA Holdings acquired 22,696,912 shares of Common Stock from the Issuer for $51.50 per share ($1,168,891,000 aggregate exercise price) upon the exercise in full of Warrant 1. With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not otherwise effected any transaction in shares of Common Stock in the past 60 days.

Other than WBA Holdings, WBA Investments and WBA and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibits	Description of Exhibits

99.1	Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2	Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.3	Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.4	Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.5	Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.6	Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.7	Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.à r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.’s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.8	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.9*	Joint Filing Agreement, dated March 22, 2016.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2016

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Vice President

WALGREENS PHARMACY STRATEGIES, LLC

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

BOND DRUG COMPANY OF ILLINOIS, LLC

By:	/s/ Mark A. Wagner
Name:	Mark A. Wagner
Title:	President

WALGREEN EASTERN CO., INC.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN ARIZONA DRUG CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN HASTINGS CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President, Pharmacy and Retail Operations

WBA INVESTMENTS, INC.

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Vice President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Executive Vice President, Global Chief Administrative Officer and General Counsel

ANNEX A

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Claudio Moreno, who is a citizen of Argentina.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

WALGREENS PHARMACY STRATEGIES, LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

BOND DRUG COMPANY OF ILLINOIS, LLC

MANAGERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all managers listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Mark A. Wagner, President

Present Principal Occupation: President, Business Operations, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

WALGREEN EASTERN CO., INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

WALGREEN ARIZONA DRUG CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

WALGREEN HASTINGS CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

WALGREEN CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Mark A. Wagner

Present Principal Occupation: President, Business Operations, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Alexander Gourlay, who is a citizen of the United Kingdom.

Alexander Gourlay, President and Chief Executive Officer

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Richard Ashworth, President, Pharmacy and Retail Operations

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, President, Retail Products and Chief Merchandising and Marketing Officer

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Mark A. Wagner, President, Business Operations

Present Principal Occupation: President, Business Operations, Walgreen Co.

Abhi Dhar, Senior Vice President, Chief Information and Digital Officer

Present Principal Occupation: Senior Vice President, Chief Information and Digital Officer, Walgreen Co.

Bradley M. Fluegel, Senior Vice President, Chief Healthcare Commercial Market Development Officer

Present Principal Occupation: Senior Vice President, Chief Healthcare Commercial Market Development Officer, Walgreen Co.

Alan Nielsen, Senior Vice President, Chief Financial Officer and Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Elena Kraus, Senior Vice President and General Counsel

Present Principal Occupation: Senior Vice President and General Counsel, Walgreen Co.

Stevens J. Sainte-Rose, Senior Vice President and Chief Human Resources Officer

Principal Present Occupation: Senior Vice President and Chief Human Resources Officer, Walgreen Co.

Reuben E. Slone, Senior Vice President, Supply Chain, Retail and Pharmacy Renewal

Present Principal Occupation: Senior Vice President, Supply Chain, Retail and Pharmacy Renewal, Walgreen Co.

Jason Dubinsky, Assistant Treasurer

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Collin Smyser, Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens.

Jason Dubinsky

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Collin Smyser

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Claudio Moreno, who is a citizen of Argentina.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Collin Smyser, Vice President and Secretary

Present Principal Occupation: Vice President and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; Stefano Pessina, who is a citizen of Monaco; and Dominic Murphy, who is a citizen of the Republic of Ireland.

Janice M. Babiak

Present Principal Occupation: Former Partner, Ernst & Young LLP

David J. Brailer, MD, Ph.D

Present Principal Occupation: Chairman, Health Evolution Partners

William C. Foote

Present Principal Occupation: Former Chairman and CEO, USG Corporation

Ginger L. Graham

Present Principal Occupation: President and CEO, Two Trees Consulting

John A. Lederer

Present Principal Occupation: Former President and CEO, US Foods

Dominic P. Murphy

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Stefano Pessina

Business address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Barry Rosenstein

Present Principal Occupation: Managing Partner, JANA Partners LLC

Leonard D. Schaeffer

Present Principal Occupation: Judge Robert Maclay Widney Chair and Professor, University of Southern California

Nancy M. Schlichting

Present Principal Occupation: CEO, Henry Ford Health System

James A. Skinner

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for George R. Fairweather, Alexander Gourlay, Marco Pagni and Simon Roberts, who are each citizens of the United Kingdom; Stefano Pessina and Ornella Barra, who are each citizens of Monaco; and Ken Murphy, who is a citizen of the Republic of Ireland.

James A. Skinner

Present Principal Occupation: Executive Chairman of the Board, Walgreens Boots Alliance, Inc.

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President and Chief Executive Global Wholesale and International Retail

George R. Fairweather

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President and Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Ken Murphy

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President Global Brands

Marco Pagni

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Global Chief Administrative Officer and General Counsel, Walgreens Boots Alliance, Inc.

Simon Roberts

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance and President of Boots

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Kathleen Wilson-Thompson

Present Principal Occupation: Executive Vice President and Global Chief Human Resources Officer, Walgreens Boots Alliance, Inc.